                          Securities and Exchange Commission

                               Washington, D.C.  20549


                                     Schedule 13D


                      Under the Securities Exchange Act of 1934

                                 BIOSPHERICS INCORPORATED
                                 ------------------------
                                   (Name of Issuer)

                             Common Stock, $.01 par value
                             ----------------------------
                            (Title of Class of Securities)

                                      090662107
                                    -------------
                                    (CUSIP Number)



                                    Gary S. Kaminsky
                        c/o Rose Glen Capital Management, L.P.
                                  251 St. Asaphs Rd.
                                 3 Bala Plaza - East
                              Bala Cynwyd, PA  19004
                         -----------------------------------
                         (Name, Address and Telephone Number
                           of Person Authorized to Receive
                             Notices and Communications)


                                  December 12, 1997
                         ------------------------------------
                         (Date of Event which Requires Filing
                                  of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

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CUSIP NUMBER: 090662107                                       PAGE 2 OF 9 PAGES

_______________________________________________________________________________

1)  Names of Reporting Persons; S.S. or I.R.S. Identification

         RGC International Investors, LDC
_______________________________________________________________________________

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  N/A
    (b)  N/A
_______________________________________________________________________________

3)  SEC Use Only
_______________________________________________________________________________

4)  Source of Funds (See Instructions)                                       WC
_______________________________________________________________________________

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)                                                                 N/A
_______________________________________________________________________________

6)  Citizenship or Place of Organization                         Cayman Islands
_______________________________________________________________________________

   Number of            7)   Sole Voting Power                          881,999
    Shares              _______________________________________________________
 Beneficially
   Owned by             8)   Shared Voting Power
Each Reporting          _______________________________________________________
 Person With
                        9)   Sole Dispositive Power                     881,999
                        _______________________________________________________

                        10)  Shared Dispositive Power
_______________________________________________________________________________

11) Aggregate Amount Beneficially                                       881,999
    Owned by Each Reporting Person
_______________________________________________________________________________

12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares (See Instructions)                              N/A
_______________________________________________________________________________

13) Percent of Class Represented by Amount in Row (11)                     9.9%
_______________________________________________________________________________

14) Type of Reporting Persons (See Instructions)                             OO
_______________________________________________________________________________

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CUSIP NUMBER: 090662107                                       PAGE 3 OF 9 PAGES
_______________________________________________________________________________

1)  Names of Reporting Persons; S.S. or I.R.S. Identification

         Rose Glen Capital Management, L.P.
_______________________________________________________________________________

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  N/A
    (b)  N/A
_______________________________________________________________________________

3)  SEC Use Only
_______________________________________________________________________________

4)  Source of Funds (See Instructions)                                       AF
_______________________________________________________________________________

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)                                                                 N/A
_______________________________________________________________________________

6)  Citizenship or Place of Organization                               Delaware
_______________________________________________________________________________

   Number of            7)   Sole Voting Power                          881,999
    Shares              _______________________________________________________
 Beneficially
   Owned by             8)   Shared Voting Power
Each Reporting          _______________________________________________________
 Person With
                        9)   Sole Dispositive Power                     881,999
                        _______________________________________________________

                        10)  Shared Dispositive Power
_______________________________________________________________________________

11) Aggregate Amount Beneficially                                       881,999
    Owned by Each Reporting Person
_______________________________________________________________________________

12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares (See Instructions)                              N/A
_______________________________________________________________________________

13) Percent of Class Represented by Amount in Row (11)                     9.9%
_______________________________________________________________________________

14) Type of Reporting Persons (See Instructions)                             PN
_______________________________________________________________________________

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CUSIP NUMBER: 090662107                                       PAGE 4 OF 9 PAGES

_______________________________________________________________________________

1)  Names of Reporting Persons; S.S. or I.R.S. Identification

         RGC General Partner Corp.
_______________________________________________________________________________

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  N/A
    (b)  N/A
_______________________________________________________________________________

3)  SEC Use Only
_______________________________________________________________________________

4)  Source of Funds (See Instructions)                                       AF
_______________________________________________________________________________

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)                                                                 N/A
_______________________________________________________________________________

6)  Citizenship or Place of Organization                               Delaware
_______________________________________________________________________________

   Number of            7)   Sole Voting Power                          881,999
    Shares              _______________________________________________________
 Beneficially
   Owned by             8)   Shared Voting Power
Each Reporting          _______________________________________________________
 Person With
                        9)   Sole Dispositive Power                     881,999
                        _______________________________________________________

                        10)  Shared Dispositive Power
_______________________________________________________________________________

11) Aggregate Amount Beneficially                                       881,999
    Owned by Each Reporting Person
_______________________________________________________________________________

12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares (See Instructions)                              N/A
_______________________________________________________________________________

13) Percent of Class Represented by Amount in Row (11)                     9.9%
_______________________________________________________________________________

14) Type of Reporting Persons (See Instructions)                             CO

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CUSIP NUMBER: 090662107                                       PAGE 5 OF 9 PAGES



ITEM 1. SECURITY AND ISSUER

    The securities to which this Schedule 13D relates are the common stock, $.01 par value (the "Common Stock") of BIOSPHERICS INCORPORATED (the "Issuer"). The address of the Issuer's principal executive offices is 12501 Indian Creek Court, Beltsville, Maryland 20705

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of the following persons (the "Filers"):

         (1) RGC International Investors, LDC, a Cayman Islands limited duration company ("RGC");

         (2) Rose Glen Capital Management, L.P., a Delaware limited partnership ("Rose Glen"); and

         (3)  RGC General Partner Corp., a Delaware corporation ("Partner").

         Each of Rose Glen and Partner shall be collectively referred to as the "RGC Affiliates."

         RGC is a private investment fund. Rose Glen is the investment manager of RGC and Partner is the general partner of Rose Glen. The Common Stock to which this Schedule 13D relates is owned by RGC.

         The business address for each of the RGC Affiliates is 251 St. Asaphs Road, Suite 200, 3 Bala Plaza - East, Bala Cynwyd, Pennsylvania 19004. The business address for RGC is c/o Olympia Capital (Cayman) Ltd., Williams House, 20 Reid Street, Hamilton HM11, Bermuda.

         RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

         During the past five years, none of RGC, the RGC Affiliates or the persons named in the table on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, none of RGC, the RGC Affiliates or the persons named in the table on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was, or is, subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

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CUSIP NUMBER: 090662107                                        PAGE 6 OF 9 PAGES


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Pursuant to a Securities Purchase Agreement dated December 12, 1997 by and among Issuer and RGC (the "Securities Purchase Agreement"), RGC purchased 375,000 Units from Issuer at a purchase price of $8.00 per Unit for an aggregate purchase price of $3,000,000. Each Unit consists of 2 shares of Common Stock and two warrants to acquire one share of Common Stock each at exercise prices of $4.00 and $4.50 per share, respectively (the "Warrants"). The purchase price was paid in cash from the working capital of RGC.

ITEM 4.  PURPOSE OF TRANSACTION

    The shares of Common Stock and Warrants acquired by RGC pursuant to the Securities Purchase Agreement have been acquired solely for the purpose of investment, and not with a view to acquiring control of the Issuer.

    None of RGC or the RGC Affiliates or any person identified on Schedule A has any plans or proposals which relate to or would result in: (a) the acquisition by the Filers of additional securities of the issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) RGC owns, and Rose Glen as investment manager of RGC and Partner as general partner of Rose Glen beneficially own, 881,999 shares of Common Stock or approximately 9.9% of the outstanding shares of the Issuer. The total number of shares of Common stock beneficially owned by the Filers includes
(i) 750,000 shares of Common Stock and (ii) 131,999 shares of Common Stock that are currently issuable within 60 days of the date hereof upon exercise of Warrants to purchase 750,000 shares of Common Stock. The Warrants are only exercisable to the extent that the number of shares of Common Stock issuable upon exercise of the Warrants together with all other shares of the Common Stock beneficially owned by RGC and its affiliates would not exceed 9.9% of the then outstanding Common Stock of the Issuer.

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CUSIP NUMBER: 090662107                                        PAGE 7 OF 9 PAGES



As a result, as of the date hereof, the Warrants are exercisable into a maximum of 131,999 shares of Common Stock.

    (b) Each of RGC and the RGC Affiliates has sole power to vote and to dispose of the shares indicated.

    (c) Except as set forth in Item 3 neither RGC nor any of the RGC Affiliates, and, to the best of the knowledge of RGC and the RGC Affiliates, none of the persons named in Schedule A hereto, have effected any transaction in the Common Stock during the sixty days ending on December 12, 1997, the date of the transaction requiring the filing of this statement on
Schedule 13D.

    (d)  N/A

    (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The Securities held by the Filers include two Warrants to acquire up to an aggregate of 750,000 common shares of Issuer which are represented by warrant certificates. The Warrants are exercisable only to the extent that the number of shares of Common Stock issuable upon exercise of the Warrants together with all other shares of the Common Stock beneficially owned by the holder of the Warrants and its affiliates would not exceed 9.9% of the then outstanding Common Stock of the Issuer. The 9.9% limitation referred to in the immediately preceding sentence is waivable with 90 days advance written notice (with such waiver taking effect upon the expiration of the 90 day period following delivery of notice). Except as limited by the foregoing, the Warrants are exercisable at any time at exercise prices of $4.00 and $4.50, respectively, and expire three years after the date of issuance. A copy of the form of each of the Warrants are included as Exhibits A and B.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit A  Form of Warrant (Exhibit A-1 to Securities Purchase Agreement)
               incorporated herein by reference to Exhibit 10.2 of the Issuer's Form 8-K filed December 18, 1997.

    Exhibit B  Form of Warrant (Exhibit A-2 to Securities Purchase Agreement)
               incorporated herein by reference to Exhibit 10.3 of the Issuer's Form 8-K filed December 18, 1997.

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CUSIP NUMBER: 090662107                                        PAGE 8 OF 9 PAGES




                                      SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 22, 1997.

                        RGC INTERNATIONAL INVESTORS, LDC
                        By: Rose Glen Capital Management, L.P.
                             By: RGC General Partner Corp.



                        By:  /s/ Wayne D. Bloch
                             ------------------------------------------
                             Wayne D. Bloch
                             Managing Director


                        ROSE GLEN CAPITAL MANAGEMENT, L.P.
                        By:  RGC General Partner Corp.



                        By:  /s/ Wayne D. Bloch
                             ------------------------------------------
                             Wayne D. Bloch
                             Managing Director


                        RGC GENERAL PARTNER CORP.


                        By:  /s/ Wayne D. Bloch
                             ------------------------------------------
                             Wayne D. Bloch
                             Managing Director


    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. Section 1001)

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CUSIP NUMBER: 090662107                                        PAGE 9 OF 9 PAGES




                                      SCHEDULE A


    The name, citizenship and principal occupation or employment of each executive officer of the RGC Affiliates are set forth below. The business address of the above listed persons is 251 St. Asaphs Road, Suite 200, 3 Bala Plaza-East, Bala Cynwyd, Pennsylvania 19004.

Name and Position       Citizenship       Principal Occupation or Employment
-----------------       -----------       ----------------------------------
Wayne D. Bloch         United States      Managing Director - Rose Glen Capital Group, Inc.*

Gary S. Kaminsky       United States      Managing Director - Rose Glen Capital Group, Inc.*

Steven B. Katznelson   Canada             Managing Director - Rose Glen Capital Group, Inc.*

RGC is governed by a board of directors consisting of Messrs. Bloch, Kaminsky and Katznelson and three additional persons who are affiliates of RGC's administrator, Olympia Capital (Cayman) Ltd. RGC's board of directors has granted to Rose Glen, as investment manager, the sole power to manage RGC's portfolio of investments.

* Rose Glen Capital Group, Inc. is under common control with the RGC Affiliates, but otherwise has no ownership interest in or control of such entities. Messrs. Bloch, Kaminsky and Katznelson own all of the outstanding capital stock of Partner, are the sole officers and directors of Partner and are parties to a shareholders agreement pursuant to which they collectively control Partner. Through Partner, Messrs. Bloch, Kaminsky and Katznelson control Rose Glen.